UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

POWER AIR CORPORATION
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
________________________________________________________________________________
(Title of Class of Securities)

739191203
______________________________________
(CUSIP Number)

JOON SOO SHIN
and
SOMO PETROLEUM CO., LTD,
Somo Building, 984-1, Daechi-Dong
Kangnam-Gu, Seoul, South Korea
Telephone: 82-2-569-7707
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2009
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739191203

1.             Names of Reporting Persons            Joon Soo Shin
                I.R.S. Identification Nos. of above persons (entities only).

2.             Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           ☐
(b)           ☐
                Not applicable.

3.             SEC Use Only:

4.             Source of Funds (See Instruction):     PF

5.             Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐   Not applicable.

6.             Citizenship or Place of Organization:             South Korea

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.             Sole Voting Power:                        4,010,000 Shares of Common Stock(1)

8.             Shared Voting Power:                    571,429 Shares of Common Stock(2)

9.             Sole Dispositive Power:                4,010,000 Shares of Common Stock(1)

10.           Shared Dispositive Power:            571,429 Shares of Common Stock(2)

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:       4,581,429 Shares of Common Stock(2)

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  Not applicable

13.           Percent of Class Represented by Amount in Row (11):             28.0%(3)

14.           Type of Reporting Person (See Instructions):                             IN

Notes:

(1)           These 4,010,000 shares consist of (i) 10,000 shares issuable upon exercise of options to purchase granted to Mr. Shin in accordance with the Issuer's stock option plan, (ii) 2,000,000 shares held by Mr. Shin and (iii) 2,000,000 shares issuable to Mr. Shin upon exercise of share purchase warrants.

(2)           These 571,429 shares are held by Somo Petroleum Co., Ltd. Mr. Shin is a director, senior officer and shareholder of Somo Petroleum Co., Ltd. ("Somo"), a private South Korean company. Mr. Shin disclaims beneficial ownership over the shares held by Somo as voting and dispositive power in these shares resides with such corporation.

(3)           Based on 14,345,378 shares of the Issuer's common stock issued and outstanding as of November 2, 2009.

CUSIP No. 739191203

1.             Names of Reporting Persons            Somo Petroleum Co., Ltd.
                I.R.S. Identification Nos. of above persons (entities only).

2.             Check the Appropriate Box if a Member of a Group (See Instructions)
(a)            ☐
(b)            ☐
                 Not applicable.

3.             SEC Use Only:

4.             Source of Funds (See Instruction):     WC

5.             Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐   Not applicable.

6.             Citizenship or Place of Organization:             South Korea

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.             Sole Voting Power:                        571,429 Shares of Common Stock(1)

8.             Shared Voting Power:                   Nil

9.             Sole Dispositive Power:                571,429 Shares of Common Stock(1)

10.           Shared Dispositive Power:            Nil

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:        571,429 Shares of Common Stock(1)

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  Not applicable

13.           Percent of Class Represented by Amount in Row (11):             4.0%(2)

14.           Type of Reporting Person (See Instructions):                             CO

Notes:

(1)           These 571,429 shares are also being reported by Mr. Joon Soo Shin as a reporting person herein, although Mr. Shin disclaims beneficial ownership of such shares.

(2)           Based on 14,345,378 shares of the Issuer's common stock issued and outstanding as of November 2, 2009.

CUSIP No. 739191203

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the "1934 Act"). Mr. Joon Soo Shin ("Mr. Shin") and Somo Petroleum Co., Ltd. ("Somo") are sometimes referred to herein as the "Reporting Persons."

ITEM 1.                             SECURITY AND ISSUER

This statement relates to the voting common stock, $0.001 par value, of Power Air Corporation, a Nevada corporation (the "Issuer"). The Issuer maintains its principal executive offices at Suite 125-9 Burbidge Street, Coquitlam, British Columbia, Canada, V3K 7B2.

ITEM 2.                             IDENTITY AND BACKGROUND

Name:

This statement is filed by Joon Soo Shin and Somo Petroleum Co., Ltd.

Residence or Business Address:

The business address for both of the Reporting Persons is:

Somo Building, 984-1, Daechi-Dong
Kangnam-Gu, Seoul, South Korea

Present Principal Business or Occupation:

Mr. Shin's principal occupation is as a businessman. Mr. Shin is a director, senior officer and shareholder of Somo. Mr. Shin is also director of the Issuer.

The principal business of Somo is distributions and sales of oil and oil products in the South Korea.

Place of Organization or Citizenship:

Mr. Shin is a citizen of South Korea.

Somo is organized under the laws of South Korea.

Criminal Proceedings:

During the last five years, neither Mr. Shin nor Somo, nor, to its knowledge, any of its officers or directors, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, neither Mr. Shin nor Somo, nor, to its knowledge, any of its officers or directors, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Executive Officers and Directors of Somo:

For information with respect to each executive officer and director of Somo, see Exhibit A attached hereto which is specifically incorporated herein by reference in its entirety.

CUSIP No. 739191203

ITEM 3.               SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 7, 2009, pursuant to a private placement by the Issuer, Mr. Shin acquired 2,000,000 units of the Issuer at $0.20 per unit for a total purchase price of $400,000 from his personal funds. Each unit consists of one share of the Issuer's common stock and one share purchase warrant to purchase an additional share of the Company's common stock at $0.20 per share, exercisable until October 7, 2011.

ITEM 4.                             PURPOSE OF TRANSACTION

The Reporting Persons acquired securities of the Issuer as described above in Item 3 as part of the Reporting Persons' overall investment strategy.

Subject to all relevant securities law restrictions, the Reporting Persons may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, neither of the Reporting Persons has any current plans or proposals that relate to or would result in:

(a)          the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)          any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)          any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)          any material change in the present capitalization or dividend policy of the Issuer;

(f)          any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)          changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)          causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)          a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)          any action similar to any of those enumerated above.

ITEM 5.                             INTEREST IN SECURITIES OF THE ISSUER

The filing of this statement by the Reporting Persons shall not be construed as an admission that the either of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

CUSIP No. 739191203

(a)          Mr. Shin: For the purposes of this statement, Mr. Shin is reporting herein that as of the date hereof, he was the beneficial owner of 4,581,429 shares (or approximately 28.0%) of the Issuer's common stock (consisting of (i) 10,000 shares issuable upon exercise of options to purchase granted to Mr. Shin in accordance with the Issuer's stock option plan, (ii) 2,000,000 shares held by Mr. Shin, (iii) 2,000,000 shares issuable to Mr. Shin upon exercise of share purchase warrants, and (iv) 571,429 shares held by Somo, of which Mr. Shin is a director, senior officer and shareholder. Mr. Shin disclaims beneficial ownership over the shares held by Somo as voting and dispositive power in these shares resides with such corporation.

              Somo:     For the purposes of this statement, Somo is reporting herein that as of the date hereof, it was the beneficial owner of 571,429 shares (or approximately 4.0%) of the Issuer's common stock.

(b)          Mr. Shin: For the purposes of this statement, Mr. Shin is reporting herein that as of the date hereof, he had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 4,010,000 shares of the Issuer's common stock (consisting of (i) 10,000 shares issuable upon exercise of options to purchase granted to Mr. Shin in accordance with the Issuer's stock option plan, (ii) 2,000,000 shares held by Mr. Shin, and (iii) 2,000,000 shares issuable to Mr. Shin upon exercise of share purchase warrants). For the purposes of this statement, Mr. Shin is reporting herein that as of the date hereof, Mr. Shin had shared power (as an officer and director of Somo) to vote or direct the voting of, or to dispose or to direct the disposition of, 571,429 shares of the Issuer's common stock held by Somo. Mr. Shin disclaims beneficial ownership over the shares held by Somo as voting and dispositive power in these shares resides with such corporation. In the aggregate, such 4,581,429 shares represent approximately 28.0% of the Issuer's common stock.

              Somo:     For the purposes of this statement, Somo is reporting herein that as of the date hereof, it had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 571,429 shares (or approximately 4.0%) of the Issuer's common stock.

(c)          As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by either of the Reporting Persons other than as disclosed herein.

(d)          As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Persons had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)          Not applicable.

ITEM 6.              CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, neither of the Reporting Persons has any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and neither of the Reporting Persons has not pledged securities of the Issuer nor are the securities of the Issuer held by either of the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.                             MATERIAL TO BE FILED AS EXHIBITS
Exhibit	Description of Exhibit
A	Directors and Executive Officers of Somo Petroleum Co., Ltd.
B.	Joint Filing Statement

CUSIP No. 739191203

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 4, 2010

"Joon Soo Shin"
JOON SOO SHIN

SOMO PETROLEUM CO., LTD.

By: "Joon Soo Shin"
Name: Joon Soo Shin
Title: Director

CUSIP No. 739191203

EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS OF SOMO PETROLEUM CO., LTD.

The following table sets forth the information required by Instruction C to Schedule 13D with respect to Somo Petroleum Co., Ltd. During the last five years, none of the persons listed in the following table has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and none of the persons listed in the following table was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Name/Position	Address	Principal Occupation, Principal Business and Address(1)	Citizenship
Shin, Tae Ho	SOMO Bldg., 984-1, Daechi-dong, Kangnam-ku, Seoul, Korea	Director	South Korea
Shin, Joon Soo	SOMO Bldg., 984-1, Daechi-dong, Kangnam-ku, Seoul, Korea	Director	South Korea
Park, Sam Gu	SOMO Bldg., 984-1, Daechi-dong, Kangnam-ku, Seoul, Korea	Director	South Korea
Jung, Ho Kwan	SOMO Bldg., 984-1, Daechi-dong, Kangnam-ku, Seoul, Korea	Director / CEO / President	South Korea
Yang, Hoichun	SOMO Bldg., 984-1, Daechi-dong, Kangnam-ku, Seoul, Korea	Vice President	South Korea
Shin, In Soo	SOMO Bldg., 984-1, Daechi-dong, Kangnam-ku, Seoul, Korea	Executive Director	South Korea
Moon, Chil Yeol	SOMO Bldg., 984-1, Daechi-dong, Kangnam-ku, Seoul, Korea	Managing Director	South Korea

CUSIP No. 739191203

EXHIBIT B

JOINT FILING AGREEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

POWER AIR CORPORATION
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
________________________________________________________________________________
(Title of Class of Securities)

739191203
______________________________________
(CUSIP Number)

JOINT FILING AGREEMENT

The undersigned agree that the accompanying statement on Scheduled 13D, dated January 4, 2010, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) promulgated under the Exchange Act.

Dated:  January 4, 2010

"Joon Soo Shin"
JOON SOO SHIN

SOMO PETROLEUM CO., LTD.

By: "Joon Soo Shin"
Name: Joon Soo Shin
Title: Director